[LOGO] NTE
       LISTED
       NYSE                                                         NEWS RELEASE
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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 99 WEST HASTINGS STREET                                         President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7900  FAX: (604) 669-7816                    WEB:  www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                           NAM TAI ELECTRONICS, INC.'s
          Subsidiary, Nam Tai Electronic & Electrical Products Limited
               Announces Placing & Public Offer Allotment Results
                                     * * * *
       Placing & Public Offer Are 4 Times & 3.8 Times Covered Respectively
                                     * * * *
                         Price Fixed at $0.497 Per Share

VANCOUVER, CANADA -- April 27, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) today announced that the IPO of its subsidiary Nam Tai Electronic & Electrical Products Limited ("NTEEP") has received favourable response. NTEEP's international placing of 180 million shares were 4 times covered while its public offer of 20 million shares were 3.8 times covered. The offer price fixed at $0.497(HK$3.88) per share. The Hongkong and Shanghai Banking Corporation Limited is the global coordinator, bookrunner, lead manager and sponsor. Dealings in shares of NTEEP will commence on the Main Board of The Stock Exchange of Hong Kong Limited on Wednesday, April 28, 2004. The stock code is 2633.

Commenting on the encouraging placing and public offer results, Mr. Tadao Murakami, Nam Tai's Chairman, said, "These satisfactory results show that we have gained support from both institutional and retail investors. We attribute this to our established foundations, worldwide business coverage and leadership in the electronic manufacturing services market. The enhanced reputation of Nam Tai and NTEEP not only attract more global investors, but also give opportunities to explore our businesses."

For the purpose of listing, Nam Tai transferred its subsidiary, Namtai Electronic (Shenzhen) Co., Ltd. ("NTSZ"), to a newly incorporated Cayman Island company named Nam Tai Electronic and Electrical Products Limited, ie. NTEEP, at a consideration of $90 million in July 2003. As a result, NTEEP was indebted to Nam Tai of approximately $90 million as shown in the audited financial statement of NTEEP for the year ended December 31, 2003. In March 2004, Nam Tai transferred its subsidiary, Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited to NTEEP at a total consideration of approximately $1.54 million. NTEEP was thus totally indebted to Nam Tai of approximately $92 million.

At the material time, there were also other inter-company balances between NTSZ and other companies within the Nam Tai Group. In order to clear all these inter-company balances between NTEEP group and the Nam Tai group, the said sum of $92 million owed by NTEEP to Nam Tai was capitalized on April 8, 2004, ie. the debt was transformed into equity of NTEEP. On the same day, NTEEP declared a dividend of approximately $36 million to Nam Tai, which dividend was immediately applied by Nam Tai in partial settlement of the inter-company balances between NTEEP group and the Nam Tai group. The aforesaid transactions are only accounting transactions and did not involve any cash movement.

Nam Tai will only further pay a sum of $10 million in cash to NTEEP after listing of NTEEP to fully settle the remaining outstanding inter-company balances between the NTEEP group and the Nam Tai group. As a result thereof, NTEEP has no material borrowings except for trade payables in the usual course of business.


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Since, all the shares of NTEEP involved in the IPO are existing shares of NTEEP, all proceeds raised in the IPO will go to Nam Tai instead of NTEEP. Based on the said offer price of $0.497 (HK$3.88) per share, the IPO of NTEEP will bring to Nam Tai a net proceed (after deducting all expenses relating to the IPO) of approximately $90 million (subject to final adjustment). The same represents a profit of approximately over $65 million (subject to final adjustment) to Nam
Tai which will be booked in the profit and loss account of Nam Tai for the second quarter of 2004.

About NTEEP

NTEEP is a well-established vertically-integrated manufacturing solutions provider for some of the world's reputable leading brand owners of consumer electronics and communications products. Its largest customers include Sony Ericsson, Texas Instruments, Sony Computer Entertainment, Seiko Instruments, OmniVision, Appeal Telecom and Canon (C.E.B.M.). NTEEP offers customers services ranging from design and development, industrialization and qualification, volume-manufacturing, quality control to supply chain management. NTEEP currently focuses on four segments of the consumer electronics and communications sectors, include,
o    Optical devices such as CMOS image sensor modules;
o Home entertainment devices such as the EyeToy(R) USB camera accessory and USB microphone and converter box for Sony Computer Entertainment's PlayStation(R)2;
o Mobile phone accessories such as BluetoothTM headsets, snap-on digital cameras and snap-on flash lights; and
o    Educational products such as calculators and electronic dictionaries.

NTEEP has achieved excellent results with its gross profit accounting for over 40% of the total gross profit of Nam Tai in the past three years.

About Nam Tai

Nam Tai is an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through its electronics manufacturing services operations, Nam Tai manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. Nam Tai also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.


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